Exhibit 23.2

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Amended and Restated Talos Energy Inc. 2021 Long Term Incentive Plan of Talos Energy Inc. of our report dated January 9, 2024, with respect to the statement of revenues and direct operating expenses of the oil and natural gas properties acquired by QuarterNorth Energy Inc. and Mako Buyer 2 LLC on August 27, 2021 from Fieldwood Energy Inc. and its debtor affiliates for the period from January 1, 2021 through August 26, 2021 appearing in the Current Report on Form 8-K of Talos Energy Inc., filed with the Securities and Exchange Commission on January 17, 2024.

/s/ Ernst & Young LLP

Houston, Texas

August 7, 2024